GRUPO CASA SABA

Mexico City, Mexico, September 29, 2010. - Grupo Casa Saba, S.A.B. de C.V. ("SABA", "GCS", "THE COMPANY" or "THE GROUP") (BMV: SAB*) and (NYSE: SAB), informs the investment community  regarding the existence of an agreement that was signed among various of the Company’s shareholders, in compliance with fraction IV of Article 49 of the Securities Market Law.

A copy of the above-referenced document is available for consultation by persons who are accredited shareholders of SABA. In order to consult this document, please make an appointment at the corporate offices located at Paseo de la Reforma 215, Lomas de Chapultepec, México, D.F. 11000, between the hours of 9:00am and 1:00 pm or from 4:00 pm to 6:00 pm during bank working hours.

About GCS

GCS was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type with US$2.2 billion in sales in 2009. GCS distributes pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications and other products to a significant number of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels. In addition, GCS also owns and operates a chain of more than 160 drugstores under the Farmacias ABC brand in Mexico and 80+ drugstores in the States of Rio de Janeiro and Sao Paulo in Brazil that operate under the CSB Drogarias, S.A. (previously known as Drogasmil Medicamento y Perfumaria, S.A.) brand.

Contacts:

GRUPO CASA SABA

Alejandro Sadurni Gómez
asadurni@casasaba.com

Sandra Yatsko
syatsko@casasaba.com
+52 (55) 5284-6672